PROSPECTUS Dated November 10, 2004                  Pricing Supplement No. 83 to
PROSPECTUS SUPPLEMENT                      Registration Statement No. 333-117752
Dated November 10, 2004                                    Dated August 26, 2005
                                                                  Rule 424(b)(3)
                                 Morgan Stanley
                       GLOBAL MEDIUM-TERM NOTES, SERIES F
                       Senior Floating Rate Notes Due 2010

                            -----------------------

   The amount of interest payable on the notes will be linked to three-month U.S. dollar LIBOR from and including the original issue date to but excluding September 7, 2007. The interest rate for the notes during the period from and including September 7, 2007 to but excluding the maturity date, or any earlier redemption date, will be 5.00% per annum.

   Beginning September 7, 2007, we have the right to call all of these notes on any interest payment date and pay to you 100% of the issue price of the notes, plus accrued and unpaid interest. If we decide to call the notes, we will give you notice at least 15 business days before the call date specified in the notice. We describe the basic features of this type of note in the section called "Description of Notes--Floating Rate Notes" in the accompanying prospectus supplement, subject to and as modified by the provisions described below.

   We may increase the principal amount prior to the original issue date, but we are not required to do so.

Principal Amount:           U.S. $25,000,000

Maturity Date:              September 7, 2010

Settlement Date
  (Original Issue Date):    September 7, 2005

Interest Accrual Date:      September 7, 2005

Issue Price:                100%

Underwriter's Discounts
  and Commissions:          .20%

Proceeds to Company:        99.80%

Specified Currency:         U.S. dollars

Redemption Percentage at
  Maturity:                 100%

Redemption Dates:           September 7, 2007 and any interest payment date
                            thereafter.

Redemption Percentage at
  Redemption Date:          100%

Base Rate:                  LIBOR Telerate (calculated on a 30/360 day count
                            basis).

Index Maturity:             Three months

Spread (Plus or Minus):     Plus .40%

Maximum Interest Rate:      100%

Minimum Interest Rate:      0.00%

Initial Interest Rate:      To be determined on the second London and New York
                            business day immediately preceding the original issue date.

Fixed Interest Rate         5.00%, from and including the fixed interest rate
                            effective date to but excluding the maturity date
                            (calculated on a 30/360 day count basis).

Interest Payment Dates:     Each March 7, June 7, September 7 and December 7,
                            beginning December 7, 2005; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day; provided further that no adjustment will be made to any interest payment made on that succeeding business day.

Interest Payment Period:    Quarterly

Interest Reset Dates:       Each interest payment date to but excluding the
                            fixed interest rate effective date. Interest Reset
                            Period: Quarterly

Interest Determination      The second London and New York business day prior to
  Dates:                    each interest reset date.

Fixed Interest Rate
  Effective Date:           September 7, 2007

Reporting Service:          Telerate (Page 3747)

Book-Entry Note or
  Certificated Note:        Book-entry note

Senior Note or
  Subordinated Note:        Senior note

Business Days:              New York

Calculation Agent:          JPMorgan Chase Bank, N.A.

Denominations:              $1,000

CUSIP:                      61745ETK7

Other Provisions:           See below.


      Terms not defined above have the meanings given to such terms in the accompanying prospectus supplement.

                                 MORGAN STANLEY

   United States Federal Income Taxation

     The following summary is based on the opinion of Davis Polk & Wardwell, our special tax counsel, and is a general discussion of the principal U.S. federal income and estate tax consequences to initial investors in the notes that (i) purchase the notes at their issue price and (ii) will hold the notes as capital assets within the meaning of Section 1221 of the Code. Unless otherwise specifically indicated, this summary is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein. This summary does not address all aspects of U.S. federal income or estate taxation that may be relevant to a particular investor in light of the investor's individual circumstances or to certain types of investors subject to special treatment under the U.S. federal income and estate tax laws, such as:

     o    certain financial institutions;

     o    tax-exempt organizations;

     o    dealers and certain traders in securities or foreign currencies;

     o investors holding a note as part of a hedging transaction, straddle, conversion or other integrated transaction;

     o U.S. Holders, as defined below, whose functional currency is not the U.S. dollar;

     o    partnerships;

     o nonresident alien individuals who have lost their United States citizenship or who have ceased to be taxed as United States resident aliens;

     o corporations that are treated as controlled foreign corporations or passive foreign investment companies;

     o Non-U.S. Holders, as defined below, that are owned or controlled by persons subject to U.S. federal income tax;

     o Non-U.S. Holders for whom income or gain in respect of a note is effectively connected with a trade or business in the United States; and

     o Non-U.S. Holders who are individuals having a "tax home" (as defined in Section 911(d)(3) of the Code) in the United States.

If you are considering purchasing the notes, you are urged to consult your own tax advisor with regard to the application of the U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

     U.S. Holders

     This section only applies to you if you are a U.S. Holder and is only a brief summary of the U.S. federal income tax consequences of the ownership and disposition of the notes. As used herein, the term "U.S. Holder" means a beneficial owner of a note that is for U.S. federal income tax purposes:

     o    a citizen or resident of the United States;

     o a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; or

     o an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

   Interest Payments on a Note. Based upon certain factual representations provided by us, Davis Polk & Wardwell is of the opinion that interest paid on a note will be taxable to a U.S. Holder as ordinary interest income at the time it is accrued or received, in accordance with such U.S. Holder's method of accounting for U.S. federal income tax purposes.

   Sale, Exchange or Retirement of a Note. Upon the sale, exchange or retirement of a note, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the U.S. Holder's adjusted tax basis in the note. For these purposes, the amount realized on the sale, exchange or retirement of a note does not include any amount attributable to accrued interest, which will be taxable as interest income as described in "Interest Payments on a Note" above. A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the note to that holder. Gain or loss recognized on the sale, exchange or retirement of a note will be capital gain or loss, and will generally be long-term capital gain or loss if at the time of sale, exchange or retirement the note has been held for more than one year. The deductibility of capital losses is subject to limitations.

     Information Reporting and Backup Withholding. Information returns will be filed with the Internal Revenue Service (the "IRS") in connection with payments on the notes and the proceeds from a sale or other disposition of the notes unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules. A U.S. Holder will be subject to United States backup withholding tax on these payments if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's United States federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.

     Non-U.S. Holders

     This section only applies to you if you are a Non-U.S. Holder. As used herein, the term "Non-U.S. Holder" means a beneficial owner of a note that is for U.S. federal income tax purposes:

     o    a nonresident alien individual;

     o    a foreign corporation; or

     o    a foreign trust or estate.

Tax Treatment of Interest Payments and of a Sale, Exchange or Disposition of a Note. Subject to the discussion below concerning backup withholding, payments on a note by us or a paying agent to a Non-U.S. Holder and gain realized by a Non-U.S. Holder on the sale, exchange or other disposition of a note will not be subject to U.S. federal income or withholding tax, provided that:

     o such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of Morgan Stanley entitled to vote and is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and

     o the certification required by Section 871(h) or Section 881(c) of the Code has been provided with respect to the Non-U.S. Holder, as discussed below.

Certification Requirements. Sections 871(h) and 881(c) of the Code require that, in order to obtain an exemption from withholding tax in respect of payments on the notes that are, for U.S. federal income tax purposes, treated as interest, the beneficial owner of a note certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a "United States person" within the meaning of Section 7701(a)(30) of the Code. If you are a prospective investor, you are urged to consult your own tax advisor regarding these certification requirements.

Estate Tax. Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual's gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty benefit, a note or coupon will be treated as U.S. situs property subject to U.S. federal estate tax if payments on the note, if received by the decedent at the time of death, would have been subject to U.S. federal withholding tax (even if the W-8BEN certification requirement described above were satisfied).

If you are considering purchasing the notes, you are urged to consult your own tax advisor regarding the U.S. federal estate tax consequences of investing in the notes.

Information Reporting and Backup Withholding. Information returns may be filed with the IRS in connection with payments on the notes as well as in connection with the proceeds from a sale, exchange or other disposition. A Non-U.S. Holder may be subject to U.S. backup withholding on such payments or proceeds, unless the Non-U.S. Holder complies with certification requirements to establish that it is not a United States person. The certification requirements of Sections 871(h) and 881(c) of the Code, described above, will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder's U.S. federal income tax liability and may entitle the Non- U.S. Holder to a refund, provided that the required information is furnished to the IRS.

                                      PS-3